Exhibit 99.1

22 July 2024

Metals Acquisition Limited Announces Changes to Board of Directors

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited (NYSE: MTAL; ASX:MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) is pleased to announce the appointment of Ms Anne Templeman-Jones as an Independent Non-Executive Director and Mr Mohit Rungta as the new Glencore nominee to the Company’s Board of Directors.

Appointment of Ms Anne Templeman-Jones

Ms Templeman-Jones is an accomplished listed company director with substantial financial, operational risk, regulatory, governance and strategy experience from a number of industries, including banking and finance, engineering services in the energy sector, consumer goods and manufacturing.

In addition to Metals Acquisition Limited, Ms Templeman-Jones currently serves as a Non-Executive Director, and has been responsible for a diverse range of committee chairs and memberships for Commonwealth Bank of Australia (ASX:CBA) (Director since March 2018) and Trifork Ag (COP:TRIFOR.Co) (Director since April 2021). From November 2017 until 1 July 2024, Ms Templeman-Jones was a director of Worley Limited (ASX:WOR).

Patrice Merrin, Chair of the Board of MAC commented, “I am very pleased to welcome Anne Templeman-Jones to our Board of Directors. Ms Templeman-Jones’ extensive background and experience, particularly as a Director of Australia's largest ASX listed company, Commonwealth Bank of Australia, will be invaluable.”

Change of Glencore Nominee Director

Mr Mohit Rungta will replace Mr Matt Rowlinson and Mr John Burton as Glencore’s nominee Director to the Board of MAC. Glencore is entitled to nominate one Director for every 10% it holds in MAC. Following completion of MAC’s ASX listing and recent warrant redemption Glencore now has a 13.5% interest (entitling it to one nominee).

Mick McMullen, CEO of MAC commented, “We would like to extend our sincere gratitude to Matt Rowlinson and John Burton for their significant contributions and dedicated service to the Company. Their expertise and guidance have been instrumental in the progress and success of MAC. We look forward to now working with Mohit Rungta, whom we have known since MAC first started assessing an acquisition of the CSA Copper Mine from Glencore in late 2021.”

-ENDS-

This announcement is authorised for release by the Board of Directors.

Contacts Mick McMullen, Chief Executive Officer Metals Acquisition Limited investors@metalsacqcorp.com	Morne Engelbrecht, Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

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